Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Eric S. Purple
Partner
epurple@stradley.com
202.507.5154

May 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Ashley Vroman-Lee

Re:	DGI Investment Trust File Nos. 333-252816; 811-23637

Dear Ms. Vroman-Lee:

On behalf of DGI Investment Trust (the “Registrant” or the “Trust”), below you will find the Registrant’s responses to the written comments conveyed by you on March 4, 2021 with regard to the Registrant’s registration statement regarding the DGI Balanced Fund (the “Fund”) on Form N-1A (the “Registration Statement”), which was originally filed with the U.S. Securities and Exchange Commission (“SEC”) on February 5, 2021.

For your convenience, each of your comments on the Registration Statement is repeated below, followed by the Registrant’s response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. Changes to the Registration Statement made in accordance with the Staff’s comments have been incorporated into pre-effective amendment no. 1 to the Registration Statement (the “Amendment”) filed concurrently with this letter unless we otherwise expressly note that the changes will be made pursuant to another pre-effective amendment.

Prospectus

Cover Page

Comment 1:  Please include the exchange ticker symbol of the Fund’s shares. See Item 1(a)(2) of Form N-1A.

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 7, 2021

Response:  The Registrant has reserved “DGIBX” for its shares, and the finalized ticker symbol will be included in a subsequent pre-effective amendment.

Comment 2:  Please add prominent cover page disclosure that the Fund is intended for residents of Puerto Rico and that if you are not a resident of Puerto Rico, your tax consequences will be significantly different from other mutual funds. In addition, provide a cross-reference to the “Tax Information” section later in the prospectus.

Response:  The Registrant has provided the requested disclosure.

Fees and Expenses of the Fund

Comment 3:  Please include the following sentence immediately preceding the fee table: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.” See Item 3 of Form N-1A.

Response:  The Registrant has provided the requested disclosure.

Comment 4:  The fee table includes a line item for “Fee Waivers and/or Expense Reimbursement.” Please confirm if the fee waiver will be subject to recoupment. If so, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose that any recoupments would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture.

Response:  The Registrant notes that, after consideration of the current fee table, no fee waiver or reimbursement is currently contemplated and, consequently, the line item has been removed from the fee table and the footnotes have been adjusted accordingly.  As a result, the staff’s comment is no longer applicable.

Comment 5:  Please disclose if the Fund plans to do any borrowing and, if so, please include interest expense in the fee table.

Response:  The Registrant represents that the Fund does not presently plan to borrow money, but should any such borrowings occur, interest expense would be reflected in “other expenses” line item within the fee table.

Principal Investment Strategies

Comment 6:  Please include the type or types of securities in which the Fund invests or will invest principally. For example, it is not sufficient to merely state that “(T)he investment objectives of the Fund are to seek for the shareholders long-term capital appreciation and current

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 7, 2021

income consistent with the investment policies of the Fund and prudent investment management.” See Item 4(a) of Form N-1A. Specifically:

a.	Please provide the types of equity and fixed income securities in which the Fund will invest. Also, include the credit rating criteria for the debt investments.
b.	Please describe the other types of securities in which the Fund will principally invest.
c.	Please provide disclosure that includes the Fund’s intent to invest significantly in investments in the Commonwealth of Puerto Rico and operate as a “balanced” fund.
d.
Please provide a market capitalization policy in this section for the common stocks that will be held by the Fund’s portfolio. If the Fund will invest in mid- or small-capitalization stocks, please provide corresponding risk disclosure in the discussions of the Fund’s risks, if applicable.

e.	Please include any policy to concentrate in securities or issuers in a particular industry or group of industries.

Response:  The Registrant represents that the above disclosures regarding the Fund’s Principal Investment Strategies (the “Strategies”) have been included in the Amendment.

Principal Risks

Comment 7:  The Fund describes in the Principal Risks section various risks that are not covered in the principal strategies section. For example, current disclosure may be inconsistent because the following risks are set forth as principal risks, but not as principal investment strategies.

a.	Mortgage-Related and Other Asset-Backed Securities Risk
b.	U.S. Government Securities Risk
c.	Investment Company and ETF Risk
d.	Derivatives Risk
e.	Municipal Securities Risk
f.	Leverage Risk
g.	Long/Short Strategy Risk
h.	Portfolio Turnover Risk
i.	Smaller Companies Risk

Please ensure that all risks disclosed are covered by a respective corresponding principal investment strategy. Alternatively, please explain to us why each of these risks do not constitute a respective principal investment strategy. See Instruction 2 to Item 9 of Form N-1A.

Response:  The Registrant represents that, pursuant to Comment 6 above, it has updated its disclosure with respect to the Strategies such that each of the aforementioned Principal Risks that are still deemed relevant to the Fund’s investment strategy by the Fund’s investment adviser (the “Risks”) correspond to such Strategies.

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 7, 2021

Comment 8:  Under the heading, “Investment Company and ETF Risk,” please include that the Fund plans to invest in business development companies as is currently disclosed in footnote 2 of the fee table.

Response:  The Registrant has reconsidered any investment in business development companies and confirms that it does not presently intend to invest in business development companies.  As a result, the Registrant has not included this risk statement in the risk factor entitled “Investment Company and ETF Risk,” and has revised footnote 2 of the fee table accordingly.

Comment 9:  Under the heading, “Derivatives Risk,” please note that disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure of the Fund’s principal strategies and principal risks discussing derivatives should not be generic and should discuss each derivative type. See Barry Miller letter to ICI located here: https://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response:  The Registrant has reconsidered its potential usage of derivatives and confirms that it does not presently intend to invest in derivatives as a principal investment.  As a result, the Registrant has not included this risk and has revised the registration statement accordingly.

Performance

Comment 10:  Please tell us the appropriate broad-based securities market index the Fund intends to use in its average annual total return table. We may have more comments after reviewing your response. See Instruction 5 to Item 27(b)(7) of Form N-1A.

Response:  At present, the Fund intends to use the S&P 500 and the Barclays U.S. Aggregate Bond Index (the “Barclays Index”) as its two primary broad-based securities market indexes in its average annual total return table.  The Fund also intends to use a blended index composed of one-third (1/3) S&P 500 and two-thirds (2/3) Barclays Index as a secondary index.  Given that this information is not permitted to be presented in the prospectus until at least one full calendar year has passed (see Item 4(b)(2)(iii) of Form N-1A), and will not otherwise be required until the Fund’s first report to shareholders (see Item 27(b)(7) of Form N-1A), the Fund reserves the right to continue to evaluate this choice to ensure that the most appropriate broad-based securities market index is presented at the appropriate time.

Comment 11:  The disclosure says that performance information can be found by visiting a website. Please disclose the website and tell us in your response letter the website address.

Response:  The Registrant represents that the website at which the Fund’s performance information can be found has been disclosed in the Amendment.

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 7, 2021

Tax Information

Comment 12:  Please disclose that the Fund does not intend to qualify as a regulated investment company under Subchapter M of the IRC, and expand upon the tax consequences to non-residents of Puerto Rico that purchase shares of the Fund. Also, prominently disclose that shareholders that are not residents of Puerto Rico may have adverse tax consequences for U.S federal income tax purposes.

Response:  The Registrant confirms that, as a Puerto Rico formed and domiciled investment company, it is unable to meet the definition of a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “IRC”).  The Registrant has disclosed in the Amendment that the Fund will not qualify as a regulated investment company under Subchapter M of the IRC and it has expanded the disclosures regarding the tax consequences to non-residents of Puerto Rico that purchase shares of the Fund. Further, the Registrant has prominently disclosed in the Amendment that shareholders that are not residents of Puerto Rico may have adverse tax consequences for U.S. federal income tax purposes.

Comment 13:  Disclosure currently says that Fund distributions may be subject to U.S. federal income taxes if made to shareholders who are not individual residents of Puerto Rico. Please also disclose the treatment of distributions from the Fund for U.S. federal income tax for residents of Puerto Rico.

Response:  The Registrant has updated the disclosure in the Amendment to include the treatment of distributions from the Fund for U.S. federal income tax purposes for residents of Puerto Rico.

Investment Policy and Eligible Securities

Comment 14:  Please summarize the investments described in this section in the Principal Investment Strategies section. Please note that Item 9 of Form N-1A requires a more comprehensive discussion of both the principal strategies and principal risks that affect the Fund’s portfolio in this section than the earlier Principal Investment Strategies and Principal Risks sections required in response to Item 4 of Form N-1A.

Response:  The Registrant represents that it has summarized in the Strategies section of the Amendment the investments described in the “Investment Policy and Eligible Securities” section.

Comment 15:  Please add disclosure explaining the concept of an “implied equivalent rating.”

Response:  The Registrant has reconsidered this disclosure and confirms that it does not presently intend to invest in securities that do not have an investment grade rating from Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc. or Fitch Ratings.  As a result, the

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 7, 2021

Registrant has removed all references to the phrase “implied equivalent rating” as they are now superfluous.

Additional Principal Risk Information

Comment 16:  We note that the Principal Investment Risks appear to be in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks of the Fund, the remaining risks may be alphabetized. See speech of Dalia Blass to the ICI, Oct. 25, 2018.

Response:  The Registrant has reordered its Additional Principal Risk in response to Item 9 in other than alphabetical order, to match the risk disclosure provide of the summary prospectus.   The Registrant has kept the discussion of the Fund’s investments and risks in the SAI (in response to Item 16) listed in alphabetical order to provide the required information in a manner that is user-friendly to an average or typical investor.

Comment 17:  This section includes risks that appear to be both principal and non-principal to the Fund. Please revise the disclosure to clarify which risks are non-principal to the Fund as required by Item 16(b) of Form N-1A.

Response:  The Registrant represents that it has revised its disclosure in the Amendment to only include what it believes to be the principal risks to the Fund in the “Additional Principal Risk Information” section.

Comment 18:  Under the heading, “Convertible Securities Risk:”

a.
We note that the Fund invests in convertible securities. Since the Fund invests in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

b.
Disclosure in this section states that many convertible securities have credit ratings that are below investment grade. Please disclose whether the Fund will invest in high yield securities (junk bonds) and include disclosure in the Principal Risks section, if applicable.

Response:  The Registrant has reconsidered this and confirms that it does not presently intend to invest in CoCos.  As a result, the Registrant has not included this risk under “Convertible Securities Risk” and has revised the registration statement accordingly.

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 7, 2021

Comment 19:  Under the heading, “Corporate Loan Risk,” it appears that some of the loans held by the Fund may pay interest based on LIBOR, which is expected to be discontinued after 2021. Please either disclose the risks associated with the discontinuation of LIBOR or explain to us why the discontinuation of LIBOR is not a principal risk of the Fund.

Response:  The Registrant notes that it has updated its risk disclosure in the Amendment to include that the replacement and/or discontinuation of LIBOR could lead to significant short-term and long-term uncertainty and market instability.

Comment 20:  Under the heading, “Tax Risks,” the disclosure states that the Fund is a foreign corporation. Please correct this to clarify that the Fund is incorporated in Puerto Rico.

Response:  Registrant notes that an entity formed under Puerto Rico is deemed to be a “foreign” entity under the IRC (see 26 USC § 7701(a)(4)-(5), (9), the term United States does not include Puerto Rico).  Additionally, investment trusts, such as the Fund, are treated as corporations under the IRC (see US Treasury Regulation 301.7701-4).  The Registrant nonetheless has clarified that this designation includes entities formed in Puerto Rico under the heading, “Tax Risks.”

Management of the Fund

Comment 21:  Please confirm whether Oriental Trust is registered as an investment adviser under the Investment Advisers Act of 1940, as is required. If Oriental Trust is not registered, please explain when it expects to register.

Response:  Oriental Trust, a separately identifiable division of Oriental Bank, filed to be registered under the Investment Advisers Act of 1940 on April 8, 2021, and that registration is currently pending.  The Registrant anticipates that Oriental Trust will be fully registered under the Advisers Act prior to the Fund’s commencement of operations.

Fund Expenses

Comment 22:  Please confirm all applicable fees and expenses are included in fee table. See Item 3 and all instructions thereto in Form N-1A.

Response:  The Registrant has amended the Fund’s fee table and confirms that all applicable fees and expenses are included in the fee table in accordance with the terms of Form N-1A.

Statement of Additional Information

The Trust

Comment 23:  Please disclose the date of organization of the Fund. See Item 15(a) of Form N-1A.

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 7, 2021

Response:  The Registrant represents that it has updated the disclosure in the Amendment to include the date of organization of the Fund, which is January 28, 2021.

Comment 24:  Please disclose whether the Fund has been engaged in any business other than that of an investment company. See Item 15 of Form N-1A.

Response:  The Registrant is a newly formed entity with no prior business.  The Registrant has updated the disclosure in the Amendment to clarify this point.

Fundamental Policies

Comment 25:  The Fund’s concentration policy appears to reserve discretion as to when or whether the Fund would concentrate. It has been the staffs longstanding position that a fund may not change its policies with respect to concentration without a shareholder vote, whether or not the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. Therefore, please revise the Fund’s policy to remove this discretion (e.g., “the Fund may classify and re-classify companies in a particular industry and define and re-define industries in any reasonable manner”) or clearly indicate when and under what conditions those changes would be made. See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975).

Response:  The Registrant confirms that it has revised its SAI to remove the language identified by the Staff with respect to concentration.

Trustees and Executive Officers

Comment 26:  We note that much of the information required by this section has been left blank. Please ensure that the Trust’s pre-effective amendment provides all of the information required by Item 17(b)(10) of Form N-1A for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee of the Fund.

Response:  The Registrant confirms that it has provided all of the information required by item 17(b)(10) of Form N-1A in the Amendment that was not previously included in the Registration Statement.

Financial Statements

Comment 27:  Please include one year of financial statements for the Original Trust in the Prospectus and ensure these financial statements have been audited in accordance with U.S.

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 7, 2021

GAAP and Article 12 of Regulation S-X as required by Article 6-11 of Regulation S-X. Supplementally, please confirm if the Original Trust was audited and, if so, under which auditing standards.

Response:  Consistent with our discussions with the Staff, the Registrant will include audited financial statements for the Puerto Rico Diversified Tax Managed Total Return IRA Trust (“Original Trust”), along with interim financial statements required by Rule 3-18 under Reg. S-X  in a subsequent pre-effective amendment.  We confirm supplementally that the Original Trust was audited under U.S. GAAP.

Comment 28:  Please explain in correspondence how the registrant plans to present their financial statements, including the Statement of Changes in Net Asset and Financial Highlights, in the first N-CSR filed after the effective date of the registration statement.

Response:  The Registrant notes that the Fund will provide its financial highlights only for periods subsequent to the effective date of the Registration Statement consistent with General Instruction 1 to Item 13 of Form N-1A.  As a result, the Fund intends to present its financial statements commencing as of the commencement of operations or effectiveness, whichever is later, as a newly formed fund.
Part C

Comment 29:  The paragraph titled “Insofar as indemnification . . .” is missing the following: “In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.” See Rule 484 of under the Securities Act of 1933 (“Securities Act”).

Response:  The Registrant confirms that the above disclosure has been inserted in Item 30 of Part C of the Amendment.

Signature Page

Comment 30:  We note that only one Trustee has signed the registration statement. Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act.

Response:  The Registrant has expanded its board beyond its original, sole Trustee as part of its organization.  As a consequence, Pre-Effective Amendment No. 1 has been signed by all of the

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 7, 2021

Trust’s currently existing trustees.  All future registration statements will be  also be signed in conformity with Section 6(a) of the Securities Act.

General Comments

Comment 31:  Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, expense example, sub-adviser, portfolio managers, purchase and sale of Fund shares, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response:  The Registrant confirms that all information that is currently in brackets or missing in the Registration Statement has either been completed or will be completed pursuant to a pre-effective amendment.

Comment 32:  Please advise us if you have submitted or expect to submit any exemptive applications or no action requests in connection with your registration statement. Please also tell us whether the registrant is relying on no-action relief. The staff may have additional comments.

Response:  The Registrant intends to rely on GuideStone Financial Resources of the Southern Baptist Convention (pub. avail. Dec. 27, 2006).  In addition, the Registrant has engaged in preliminary conversations with the staff of the Division of Investment Management’s Chief Counsel’s Office regarding certain relief under the Investment Company Act of 1940, as amended, but has concluded not to proceed with that relief.  The Registrant confirms that it does not expect to submit any exemptive applications or other no action requests in connection with the Registration Statement.

Comment 33:  Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please ensure that you mark new or revised disclosure to indicate the change.

Response:  The Registrant acknowledges this comment.

* * * *

Please do not hesitate to contact me at (202) 507-5154 or Sara Crovitz at (202) 507-6414 if you have any questions or wish to discuss any of the responses presented above.

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 7, 2021

Respectfully submitted, /s/ Eric S. Purple Eric S. Purple

cc:	Hugh González Robison, Oriental Bank Sara P. Crovitz, Stradley Ronon Stevens & Young LLP